SECURITIES AND EXCHANGE COMMISSION
                            Washington.  D.C. 20549

                                 SCHEDULE 13D
                                 ------------
                                (Rule l3d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


                         Tri-Lateral Venture Corporation
                         ===============================
                                (Name of Issuer)

                         Common Shares, without par value
                         ================================
                          (Title of Class of Securities)

                                   89557A305
                                   =========
                                 (CUSIP Number)

                               Alan G. Crawford
                            938 Howe Street, #703,
                  Vancouver, British Columbia, Canada  V6Z 1N9
                          Telephone: (604) 837-9484
                 ==============================================
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 23, 2003
               =====================================================
              (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


(Continued on following pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.  89557A305
==============================================================================


1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Alan G. Crawford       IRS ID Number or SSA Number = not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]
                                                                     (b) [  ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: PF
                       ==

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Ontario, Canada
                                             ===============

NUMBER OF                  7.       SOLE VOTING POWER
SHARES                              600,474
BENEFICIALLY               --------------------------------------------------
OWNED BY                   8.       SHARED VOTING POWER
EACH                                Nil
REPORTING                  --------------------------------------------------
PERSON                     9.       SOLE DISPOSITIVE POWER
WITH                                600,474
                           --------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    Nil

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 600,474
                                                                    ========

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l):              13.77%
                                                                       ======

14.   TYPE OF REPORTING PERSON:                                          IN
                                                                       ======

                      SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  89557A305
===============================================================================

Item 1.  Security and Issuer

Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Alan G. Crawford with respect to the common shares without par value (the "Common Shares") of Tri-Lateral Ventures Corporation, an Ontario, Canada corporation, with its principal offices located at 750 West Pender Street, #604, Vancouver, British Columbia, Canada V6C 2T7 (the "Issuer"), remains in full force and effect.

Item 2.  Identity and Background

        (a) This Schedule 13D is filed on behalf of Alan G. Crawford

        (b) Mr. Crawford's business address is:
            938 Howe Street, #703, Vancouver, British Columbia,
            Canada   V6Z 1N9.

        (c) Mr. Crawford is Director of the Issuer.

        (d) During the last five years Mr. Crawford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Mr. Crawford has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Crawford is a citizen of Canada.


Item 3.  Source and Amount of Funds or Other Consideration
         The source for all acquisitions has been personal funds.

                                                      Canadian Trading Status
                    No. of     Cost       Total     ----------------------------
Type                Shares   Per Share    Cost      Free Trading   Escrow Shares
--------------------------------------------------------------------------------
Alan G. Crawford
(person)
Private Purchase   600,474   CDN$0.02   CDN$12,009      600,474         nil
Market Purchase          0       0.00      $     0            0         nil
                   -------
Total              600,474





CUSIP No.  89557A305
===============================================================================



Item 4.  Purpose of Transaction
         Mr. Crawford has acquired all his Common Shares of the Issuer for investment purposes.


Item 5.  Interest in Securities of the Issuer
         Mr. Crawford may be deemed to beneficially own an aggregate of 600,474 Common Shares of the Issuer's, representing approximately 13.77% of the total Common Shares deemed outstanding.

         Mr. Crawford owns of record 600,474 shares of Common Stock, as to which he possesses sole voting and disposition power.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         None


Item 7.  Material to be Filed as Exhibits
         None



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:      May 26, 2003

                                                           /s/Alan G Crawford
                                                                  (Signature)

                                                             Alan G Crawford
                                                                 (Name/Title)


Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).